Exhibit (a)(5)(S)

PRESS RELEASE

ALIMENTATION COUCHE-TARD INCREASES OFFER FOR CASEY’S GENERAL STORES

TO $38.50 PER SHARE

Secures Financing of up to $1.5 Billion

ATD.A, ATD.B / TSX

Laval, Québec — September 1, 2010—Alimentation Couche-Tard Inc. (“Couche-Tard”) today announced that it has increased its tender offer, through an indirect wholly owned subsidiary, to acquire all of the outstanding shares of common stock of Casey’s General Stores, Inc. (“Casey’s”) (NASDAQ: CASY) to $38.50 per share in cash. The revised offer implies a total enterprise value of approximately $2.0 billion on a fully diluted basis, including net debt of Casey’s of approximately $528 million.

Couche-Tard’s increased all-cash offer of $38.50 per share of Casey’s is $0.50 per share higher than the price at which a majority of the then outstanding shares of Casey’s were tendered in Casey’s recent self-tender. It represents a 32% premium over the one-year average closing share price of Casey’s as of April 8, 2010 (the last trading day prior to the public disclosure of Couche-Tard’s proposal), a 26% premium over the 90-calendar day average closing share price of Casey’s as of April 8, 2010, and a 22% premium over the closing price of $31.59 per share of Casey’s on April 8, 2010. Couche-Tard’s increased offer also represents a 17% premium to the all-time and 52-week high trading price of common stock of Casey’s prior to April 8, 2010.

Alain Bouchard, President and Chief Executive Officer of Couche-Tard commented, “In raising our offer, we have taken into account the views of the Casey’s shareholders and our goal of completing a transaction that makes compelling strategic sense for both companies. In Casey’s self-tender offer, the shareholders of Casey’s made clear their views on the value of Casey’s. The fact that a majority of the then-outstanding shares of Casey’s were tendered at $38.00 per share demonstrates that our revised offer to acquire 100% of the outstanding shares of Casey’s for $38.50 per share in cash is compelling. We believe that our revised offer is the most attractive strategic alternative available to the Casey’s shareholders, and delivers immediate cash value superior to what Casey’s can deliver continuing as a standalone company. We remain ready, willing and able to complete a transaction with Casey’s expeditiously and urge the Casey’s Board of Directors to begin discussions with Couche-Tard immediately to maximize value for the Casey’s shareholders and make this combination a reality.”

Couche-Tard’s Acquisition Financing

Couche-Tard also today announced that it entered into a credit agreement with a consortium of Canadian and international financial institutions led by The Bank of Nova Scotia, HSBC Bank Canada, Caisse de dépôt et placement du Québec and Rabobank Nederland, Canadian Branch, pursuant to which such institutions have agreed to provide up to $1.5 billion in funds pursuant to a four year unsecured term loan facility, subject to the terms and conditions set forth in the credit agreement. The term loan facility, together with Couche-Tard’s existing credit facilities and cash on hand, will be used to finance Couche-Tard’s tender offer to acquire all of the outstanding shares of common stock of Casey’s.

The initial interest rate on Couche-Tard’s new term loan facility is expected to be LIBOR plus 300 basis points or the US Base Rate plus 175 basis points, as applicable, and the loan is prepayable at any time with no penalty. Additionally, a default under the terms of the senior notes of Casey’s issued in connection with the leveraged recapitalization plan of Casey’s, including a failure to pay the make-whole amount, will not constitute a default under the terms of Couche-Tard’s new term loan facility.

Mr. Bouchard concluded, “As we have said all along, Couche-Tard is making its offer from a position of financial strength. Our new financing agreement underscores the seriousness of our offer and our deep commitment to making a combination with Casey’s a reality. In contrast to assertions made by Casey’s, we obtained financing on terms significantly more favorable than the terms of the notes issued by Casey’s to finance its leveraged recapitalization plan, despite Couche-Tard’s higher leverage and the leverage of a combined Couche-Tard and Casey’s on a pro forma basis. Couche-Tard’s financing does not require a make-whole payment at the expense of shareholders in any event. As we have previously pointed out, the “poison put” provision in the notes issued by Casey’s, if enforceable, makes it approximately $110 million more expensive to acquire Casey’s (based on current treasury rates), which equates to approximately $2.88 per share (after giving effect to the Casey’s recapitalization), and thereby detracts from the value that may be received by the Casey’s shareholders.”

The tender offer documents, including the Offer to Purchase and the Letter of Transmittal and Couche-Tard’s definitive proxy statement in connection with the solicitation of proxies for the 2010 annual meeting of shareholders of Casey’s, have been filed with the Securities and Exchange Commission (“SEC”). The shareholders of Casey’s may obtain copies of the tender offer documents and definitive proxy statement at www.sec.gov. Free copies of such documents can also be obtained by calling Innisfree M&A Incorporated, toll-free at (877) 717-3930.

Credit Suisse Securities (USA) LLC is acting as financial advisor to Couche-Tard and dealer manager for Couche-Tard’s offer. UBS Investment Bank also is acting as financial advisor to Couche-Tard. Dewey & LeBoeuf LLP, Nyemaster, Goode, West, Hansell & O’Brien, P.C. and Davies Ward Phillips & Vineberg LLP are acting as legal counsel. Innisfree M&A Incorporated is acting as information agent for Couche-Tard’s offer and proxy solicitor in connection with the solicitation of proxies for the 2010 annual meeting of shareholders of Casey’s.

About Alimentation Couche-Tard Inc.

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of company-operated stores. Couche-Tard’s network is comprised of 5,869 convenience stores, 4,141 of which include motor fuel dispensing, located in 11 large geographic markets, including eight in the United States covering 42 states and the District of Columbia, and three in Canada covering all ten provinces. More than 53,000 people are employed throughout Couche-Tard’s retail convenience network and service centers. For more information, please visit: http://www.couchetard.com/corporate.

Forward-looking Statements

The statements set forth in this communication, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the possibility that Couche-Tard will not be able to complete the tender offer as expected; Couche-Tard’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Couche-Tard’s ability to promptly and effectively integrate the businesses of Casey’s; expected trends and projections with respect to particular products, services, reportable segment and income and expense line items; the adequacy of Couche-Tard’s liquidity and capital resources and expectations regarding Couche-Tard’s financial condition and liquidity as well as future cash flows and earnings; anticipated capital expenditures; the successful execution of growth strategies and the anticipated growth and expansion of Couche-Tard’s business; Couche-Tard’s intent, beliefs or current expectations, primarily with respect to future operating performance; expectations regarding sales growth, gross margins, capital expenditures and effective tax rates; expectations regarding the outcome of various pending legal proceedings; seasonality and natural disasters; and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this communication is based on information available as of the date of the communication.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The tender offer (the “Tender Offer”) is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Couche-Tard and ACT Acquisition Sub, Inc. (“ACT Acquisition Sub”) with the SEC on June 2, 2010. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Tender Offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and security holders of Casey’s can obtain free copies of these documents and other documents filed with the SEC by Couche-Tard through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Alimentation Couche-Tard Inc., 4204 Industriel Blvd., Laval, Québec, Canada H7L 0E3. Free copies of any such documents can also be obtained by directing a request to Couche-Tard’s information agent, Innisfree M&A Incorporated, at (877) 717-3930.

Couche-Tard and ACT Acquisition Sub filed a definitive proxy statement on Schedule 14A with the SEC on August 19, 2010 in connection with the solicitation of proxies for the 2010 annual meeting of shareholders of Casey’s. The definitive proxy statement was mailed to the shareholders of Casey’s on or about August 19, 2010. Investors and security holders of Casey’s are urged to read the definitive proxy statement and other documents filed with the SEC carefully in their entirety as they become available because they will contain important information. Investors and security holders of Casey’s can obtain free copies of these documents and other documents filed with the SEC by Couche-Tard through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Alimentation Couche-Tard Inc., 4204 Industriel Blvd., Laval, Québec, Canada H7L 0E3. Free copies of any such documents can also be obtained by directing a request to Couche-Tard’s information agent, Innisfree M&A Incorporated, at (877) 717-3930. Free copies of the definitive proxy statement and any additional proxy solicitation materials of Couche-Tard and ACT Acquisition Sub can also be obtained through the web site maintained at http://www.ReadOurMaterials.com/Couche-Tard.

Certain Information Regarding Participants

Couche-Tard and ACT Acquisition Sub, its indirect wholly owned subsidiary, and certain of their respective directors and executive officers, and Couche-Tard’s nominees for election to the board of directors of Casey’s at the 2010 annual meeting of shareholders of Casey’s, may be deemed to be participants in the proposed transaction under the rules of the SEC. As of the date of this press release, Couche-Tard is the beneficial owner of 362 shares of common stock of Casey’s (which includes 100 shares of common stock of Casey’s owned by ACT Acquisition Sub). Security holders may obtain information regarding the names, affiliations and interests of Couche-Tard’s directors and executive officers in Couche-Tard’s Annual Report on Form 40-F for the fiscal year ended April 25, 2010, which was filed with the SEC on July 19, 2010, and its proxy circular for the 2010 annual general meeting, which was furnished to the SEC on a Form 6-K on July 19, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement filed with the SEC on August 19, 2010.

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Contacts:

Raymond Paré	Joele Frank, Wilkinson Brimmer Katcher
Vice-President and Chief Financial Officer	Matthew Sherman / Eric Brielmann / Eric Bonach
Tel: (450) 662-6632 ext. 4607	Tel: (212) 355-4449
investor.relations@couche-tard.com

Innisfree M&A Incorporated
Alan Miller / Jennifer Shotwell / Scott Winter
Tel: (212) 750-5833